[LETTERHEAD OF K&L GATES LLP]

November 12, 2008

Via EDGAR and Overnight Delivery

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, D.C. 20549

Re:	NIVS IntelliMedia Technology Group, Inc.
Form 10-KSB for the fiscal year ended December 31, 2007
Filed March 5, 2008 and
Forms 10-Q for the periods ended March 30, 2008 and June 30, 2008
Filed May 7, 2008 and August 19, 2008, respectively
File No. 0-52933

Dear Mr. Spirgel:

Based upon the Staff’s review of the above-referenced Form 10-KSB and Forms 10-Q of NIVS IntelliMedia Technology Group, Inc., a Delaware corporation (the “Company”), and the Company’s response letter dated October 15, 2008, the Commission issued a comment letter dated October 22, 2008. The following consists of the Company’s responses to the Staff’s comments in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following. Please note that on October 28, 2008, the Company filed an amendment (“Amendment No. 2”) to its registration statement on Form S-1 (the “Registration Statement”), originally filed on August 13, 2008 and amended by amendment no. 1 (“Amendment No. 1”) filed on October 10, 2008, in response to similar comments received from the Commission. Prior to the effectiveness of the Registration Statement, the Company will amend the above-referenced Form 10-KSB and Forms 10-Q, as applicable, to conform to the amendments made in Amendment No. 1, Amendment No. 2 and any subsequent amendment to the originally filed Registration Statement.

Concurrent with the overnight delivery of this response letter, we have provided a clean version of Amendment No. 2 and a redline showing the changes made in Amendment No. 2 as compared to Amendment No 1.

Form 10-Q for the Period Ended June 30, 2008

Condensed Consolidated Balance Sheet, page 8

1.
Comment: We note your response to prior comment 1. Please provide an accounting policy footnote disclosure and a brief description of the terms and conditions for accepting and holding customer deposits, including a description of any penalties, discounts or interest charges for breaches of terms and conditions, if any.

Response: We respectfully note your comment and the Company has revised Note 11 to the financial statements in Amendment No. 2 to provide the requested disclosure regarding acceptance and holding of customer deposits.

Note 4. Advances to Suppliers, page 20

2.
Comment: We note your response to prior comment 7. Please describe in the footnote the terms and conditions for advancing cash to suppliers, including a description of any penalties, discounts or interest charges for breaches of terms and conditions, if any, and advise us.

Larry Spirgel
November 12, 2008

Response: We respectfully note your comment and the Company has revised Note 5 to the financial statements in Amendment No. 2 to provide the requested disclosure regarding cash advances to suppliers.

Note 6. Due from Related Parties, page 21

3.	Comment: We note your response to prior comment 10. Disclose the terms and manner of settlement of amounts due to/from related parties.

Response: We respectfully note your comment and the Company has revised Note 8 to the financial statements in Amendment No. 2 to disclose the terms and manner of settlement of amounts due to/from related parties.

Other

4.
Comment: Notwithstanding the comments above, please revise your Forms 10-K and 10-Q for all applicable comments cited in our letters dated September 12, 2008 and October 20, 2008, relating to our review of your Forms S-1 and S-1/A dated August 13, 2008 and October 10, 2008, respectively.

Response: We respectfully note your comment. Prior to the effectiveness of the Registration Statement, the Company will amend its Form 10-KSB and Forms 10-Q, as applicable, to conform to the amendments made in Amendment No. 1, Amendment No. 2 and any subsequent amendment to the originally filed Registration Statement.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti, Esq.

cc:	Tianfu Li, NIVS IntelliMedia Technology Group, Inc.
Joe Cascarano, United States Securities and Exchange Commission